UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Central European Distribution Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

153435102

(CUSIP Number)

Pavel Merkul CJSC “Russian Standard” Corporation” Chief of Staff 12 Krasnopresnenskaya Nab. Office 1507 Moscow, Russia 123610 7 (495) 967-0990

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

February 1, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), (f) or (g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 153435102

1	NAMES OF REPORTING PERSONS CJSC “Russian Standard” Corporation”
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Russian Federation
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 7,206,125
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 7,206,125
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,206,125
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	This calculation is based on 72,739,924 shares of common stock, par value $0.01 per share, outstanding as of November 4, 2011, as reported by the Issuer on its Quarterly Report on Form 10-Q for the quarter ended September 30, 2011.

CUSIP No. 153435102

1	NAMES OF REPORTING PERSONS Roustam Tariko
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Russian Federation
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,206,125
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,206,125
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,206,125
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	This calculation is based on 72,739,924 shares of common stock, par value $0.01 per share, outstanding as of November 4, 2011, as reported by the Issuer on its Quarterly Report on Form 10-Q for the quarter ended September 30, 2011.

CUSIP No. 153435102

AMENDMENT NO. 2 TO SCHEDULE 13D

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on November 28, 2011, as amended by Amendment No. 1 thereto filed on December 7, 2011 (as so amended, the “Schedule 13D”). Terms defined in the Schedule 13D are used herein as so defined.

The following items of the Schedule 13D are hereby amended as follows:

Item 4.	Purpose of Transaction.

The Reporting Persons hereby add the following disclosure to this Item 4:

On February 1, 2012, RSC sent a letter to the Board of Directors of the Issuer describing a proposal RSC had developed since its letter to the Issuer dated December 6, 2011, which was previously filed with Amendment No. 1 to the Schedule 13D on December 7, 2011. In this letter, RSC proposed a strategic alliance between Russian Standard Group and the Issuer comprised of two separate transactions.

As part of the initial transaction, RSC would exchange at par value up to approximately $103 million of face value of the Issuer’s 2013 Senior Convertible Notes (the “Issuer’s Notes”) currently owned by RSC at an exchange price of $7.00 per share resulting in an increase of RSC’s ownership to up to 25.00% of the Issuer’s common stock. In addition, RSC would be prepared to discuss assisting the Issuer in addressing the remaining $207 million of face value of the Issuer’s Notes by potentially extending a backstop credit facility to the Issuer, subject to terms to be agreed upon by RSC and the Issuer.

As part of the second transaction, RSC would provide the Issuer with a portfolio of leading premium brands currently held by Roust, Inc., including the distribution rights in Russia to Russian Standard, the Gancia brand portfolio and a selection of other premium brands, at a fair value to be determined in conjunction with the Board of Directors of the Issuer. As part of the consideration for these assets, RSC would receive newly issued common stock from the Issuer in order to increase RSC’s ownership to up to 32.99% of the Issuer’s common stock. To the extent the consideration provided in common stock does not fully recognize the fair value of the assets, RSC would receive additional consideration from the Issuer in a form that will not put any additional pressure on the cash flows of the Issuer in the short term.

As a result of the two transactions, RSC would become a substantial shareholder and potentially debtholder in the Issuer and in order to safeguard its investment, RSC would require certain minority protections, including the right to appoint up to three directors on the Board of Directors of the Issuer, the right to jointly appoint key members of the Issuer’s Russian management team and protective rights in the event of significant corporate transactions. The Reporting Persons believe that both of the proposed transactions, and each individually, would result in substantial, immediate benefits for the Issuer and its shareholders because they would (i) improve the financial position of the Issuer by improving the Issuer’s leverage profile and by potentially removing the refinancing risks associated with the Issuer’s Notes, (ii) create immediate value for the Issuer’s shareholders by converting debt into equity at a significant premium to the current share price, (iii) provide significant improvement in the Issuer’s cash flows due to a reduction in interest expense and the injection of the Roust, Inc. assets, (iv) strengthen the Issuer’s position as a market leader in Russia with an increased portfolio of leading premium spirits and wine brands and (v) create synergies through increased revenues from new customers and reduced costs from improved efficiency.

The foregoing disclosure is qualified in its entirety by reference to the full text of the February 1, 2012 letter, a copy of which is attached hereto as Exhibit 99.4 and is incorporated herein by reference.

In furtherance of the foregoing objective, the Reporting Persons may in the future engage in conversations with the Issuer and other shareholders with respect to this or other transactions and may make additional proposals that may include proposing, considering or undertaking one or more of the actions set forth in subsection (a) through (j) of Schedule 13D. The Reporting Persons may also seek to increase their ownership of the Issuer’s securities beyond that which they have on the date of this filing.

CUSIP No. 153435102

Item 7.	Material to be Filed as Exhibits.

The Reporting Persons hereby add the following disclosure to this Item 7:

The following are filed as exhibits to this statement on Schedule 13D:

Exhibit No.	Description

Exhibit 99.4	Letter from Russian Standard Corporation to the Board of Directors of Central European Distribution Corporation dated February 1, 2012

CUSIP No. 153435102

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 1, 2012

RUSSIAN STANDARD CORPORATION

By:	/s/ Nelia Nouriakhmetova
Name:	Nelia Nouriakhmetova
Title:	CEO

/s/ Roustam Tariko
Name:	Roustam Tariko